Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304-1115

VIA EDGAR

December 29, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Cecilia Blye
Daniel Leslie

Re:	InvenSense, Inc.
Commission File No. 1-35269

Dear Ms. Blye and Mr. Leslie:

On behalf of InvenSense, Inc. (the “Company”), I hereby request that the staff (the “Staff”) of the Securities and Exchange Commission grant the Company an extension to respond to the comments on the Company’s Form 10-K for the fiscal year ended April 3, 2016 received from the Staff in its letter to the Company dated December 20, 2016; the Company intends to respond to the Staff’s comments on or prior to January 20, 2017.

Thank you for your assistance in granting the Company’s request for an extension. Should you have any questions regarding this letter, please call me at (650) 233-4670.

Sincerely

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi
Partner

cc:	Mark Dentinger, InvenSense, Inc.
David Young, InvenSense, Inc.